FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Tournigan Gold Corporation (the "Company" )
24th Floor, 1111 West Georgia Street
Vancouver, BC CANADA V6E 4M3

Item 2.	Date of Material Change

February 12, 2007.

Item 3.	News Release

The news release was forwarded to the TSX Venture Exchange and disseminated via Filing Services Canada and Market Wire on February 12, 2007.

Item 4.	Summary of Material Change

The Company announced the appointment of a new Chief Operating Officer. Mr. Michael Mracek brings over 35 years of in-depth engineering, operational and mining industry leadership experience. He holds a Bachelor of Science Mining Engineering degree and is a Professional Engineer registered in the Province of Ontario.

Item 5.	Full Description of Material Change

For a full description of the material change, see a complete news release in the following Schedule A.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

TOURNIGAN GOLD CORPORATION
FORM 51-102F3
MATERIAL CHANGE REPORT FEBRUARY 12, 2007

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

James Walchuck, President and CEO
Telephone 604-683-8320
Facsimile 604-683-8340

Item 9.	Date of Report

Dated at Vancouver, B.C., this 12th day of February, 2007.

SCHEDULE "A"

PRESS RELEASE
February 12, 2007

Symbol: Canada, TSX.V - TVC
Frankfurt, Berlin - TGP

Tournigan Appoints COO

Tournigan Gold Corporation (TVC:TSX-V; TGP:Frankfurt) is pleased to announce the appointment of Mr. Michael Mracek as Chief Operating Officer of the Company. Mr. Mracek brings over 35 years of in-depth engineering, operational and industry leadership experience.

As General Manager for Barrick Gold Corporation s Bulyanhulu Mine in Tanzania, he coordinated technical, operational and maintenance activities. Preceding that post he was Director Operations for Sterlite Gold in Armenia, coordinating all activities for their open pit, underground and tailings retreatment facility. He served as Deputy Managing Director for Ashanti Goldfields Company Limited in Ghana for 6 years and, prior to that, General Manager for Royal Oak Mines Inc. for 6 years at sites in Ontario, Newfoundland and Northwest Territories.

Mr. Mracek has also held several senior positions including 2 years as Mine Superintendent at an open pit and underground uranium mine in Saskatchewan for Amok Cluff Mining. He holds a Bachelor of Science Mining Engineering degree from the University of Saskatchewan, and is a Professional Engineer registered in the Province of Ontario.

We welcome Mr. Mracek as a valuable addition to the Tournigan team.

Tournigan Gold is focused on developing advanced mineral projects in Europe - Kremnica (gold) and Jahodna (uranium/molybdenum) in Slovakia, and Curraghinalt (gold) in Northern Ireland. Tournigan s asset mix also includes a portfolio of uranium properties in Slovakia, Wyoming, South Dakota and Arizona, as well as VMS projects in Slovakia and Northern Ireland.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

             "James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

Contact Patrick Soares, Vice President Investor Relations at (604) 683-8320, or visit www.tournigan.com